Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-166445 on Form S-4 of our reports dated December 14, 2009, relating to the consolidated financial statements and financial statement schedule of Biglari Holdings Inc. (formerly The Steak n Shake Company, which report expresses an unqualified opinion and includes an explanatory paragraph regarding the change in method of accounting for income tax uncertainties) and the effectiveness of Biglari Holdings Inc.’s internal control over financial reporting included in the Annual Report on Form 10-K of Biglari Holdings Inc. for the year ended September 30, 2009, and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Indianapolis, Indiana
May 17, 2010